SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	July 2011	July 2012	Year on year growth	July 2011	July 2012	Year on year growth
For July	Residential	5,672	5,655	-0.3%	617	661	7.1%
	Commercial	8,443	8,735	3.5%	898	1,038	15.6%
	Educational	602	597	-0.7%	61	74	21.6%
	Industrial	21,581	22,068	2.3%	1,895	2,324	22.6%
	Agricultural	781	871	11.6%	34	43	27.5%
	Street-lighting	218	222	1.6%	20	25	21.5%

	Total	37,297	38,149	2.3%	3,525	4,165	18.2%

From January To July	Residential	50,329	49,910	-0.8%	5,101	5,459	7.0%
	Commercial	58,332	59,689	2.3%	5,619	6,647	18.3%
	Educational	4,562	4,667	2.3%	405	506	24.8%
	Industrial	146,184	151,047	3.3%	11,288	14,100	24.9%
	Agricultural	6,454	7,258	12.5%	277	343	23.8%
	Street-lighting	1,800	1,816	0.9%	156	186	19.5%

	Total	267,660	274,388	2.5%	22,846	27,240	19.2%

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared for convenience only based on internal estimates of KEPCO as of the relevant meter reading dates and do not include power sold and revenues received from pumped storage units. These figures have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: August 21, 2012